Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD

ON JUNE 16, 2026

References are made to the circular (the “Circular”) of ZTO Express (Cayman) Inc. (the “Company”) and the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) both dated April 17, 2026. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the AGM held on June 16, 2026, all the proposed resolutions as set out in the Notice were duly passed by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	As an ordinary resolution: To receive and consider the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2025.	Class A Ordinary Shares	213,614,567 (98.947561%)	2,272,076 (1.052439%)	1,972,073 (-)	215,886,643	215,886,643
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,274,614,567 (99.900211%)	2,272,076 (0.099789%)	1,972,073 (-)	421,986,643	2,276,886,643

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.	As an ordinary resolution: To re-elect Mr. Hongqun HU as an executive director of the Company, subject to his earlier resignation or removal.	Class A Ordinary Shares	203,599,422 (93.867027%)	13,302,538 (6.132973%)	956,756 (-)	216,901,960	216,901,960
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,264,599,422 (99.416018%)	13,302,538 (0.583982%)	956,756 (-)	423,001,960	2,277,901,960
3.	As an ordinary resolution: To re-elect Mr. Xing LIU as a non-executive director of the Company, subject to his earlier resignation or removal.	Class A Ordinary Shares	176,756,958 (81.263132%)	40,754,911 (18.736868%)	346,847 (-)	217,511,869	217,511,869
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,237,756,958 (98.211336%)	40,754,911 (1.788664%)	346,847 (-)	423,611,869	2,278,511,869
4.	As an ordinary resolution: To authorize the board of directors to fix the remuneration of the directors of the Company.	Class A Ordinary Shares	217,264,324 (99.943877%)	122,004 (0.056123%)	472,388 (-)	217,386,328	217,386,328
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,278,264,324 (99.994645%)	122,004 (0.005355%)	472,388 (-)	423,486,328	2,278,386,328

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
5.	As an ordinary resolution: To re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors to fix their remuneration for the year ending December 31, 2026.	Class A Ordinary Shares	163,048,245 (74.961123%)	54,462,164 (25.038877%)	348,307 (-)	217,510,409	217,510,409
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,224,048,245 (97.609747%)	54,462,164 (2.390253%)	348,307 (-)	423,610,409	2,278,510,409
6.	As an ordinary resolution: To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company (including any sale or transfer of treasury shares out of the treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as at the date of passing of this resolution.	Class A Ordinary Shares	109,650,735 (50.454294%)	107,676,130 (49.545706%)	502,551 (-)	217,326,865	217,326,865
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,170,650,735 (95.273895%)	107,676,130 (4.726105%)	502,551 (-)	423,426,865	2,278,326,865
7.	As an ordinary resolution: To grant a general mandate to the directors to repurchase Class A Ordinary Shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as at the date of passing of this resolution.	Class A Ordinary Shares	217,339,401 (99.988957%)	24,003 (0.011043%)	495,312 (-)	217,363,404	217,363,404
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (-)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,278,339,401 (99.998946%)	24,003 (0.001054%)	495,312 (-)	423,463,404	2,278,363,404

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 7, all such resolutions were duly passed as ordinary resolutions.

(b)	As at the Shares Record Date, the total number of issued Shares was 769,900,693 Shares, comprising 563,800,693 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares.

(c)	The trustee of the Company’s 2024 share incentive plan held 1,368,564 Class A Ordinary Shares as at the Shares Record Date and was required to abstain from voting on all resolutions proposed at the AGM in accordance with Rule 17.05A of the Hong Kong Listing Rules. Zto Es Holding Limited was required to abstain from voting on all resolutions proposed at the AGM in respect of 6,231,033 Class A Ordinary Shares it held as at the Shares Record Date for the cash incentive scheme of the Company pursuant to the undertaking given by the Company disclosed in the announcement dated December 23, 2022, in line with the requirement under Rules 17.05A and 17.12 of the Hong Kong Listing Rules. Save as disclosed above, there was no Shareholder that was required under the Hong Kong Listing Rules to abstain from voting in respect of the resolutions proposed at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Hong Kong Listing Rules.

(d)	The total number of shares of the Company entitling the holders to attend and vote on the resolutions proposed at the AGM was 762,301,096 Shares, comprising 556,201,096 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares.

(e)	According to the Articles of Association, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on a poll at the AGM in respect of all the resolutions numbered 1 to 7.

(f)	The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	The chairman and executive director Mr. Meisong LAI, the executive directors Mr. Jilei WANG and Mr. Hongqun HU, non-executive director Mr. Xing LIU, and the independent non-executive directors Mr. Herman YU and Ms. Fang XIE attended the AGM either in person or by means of telecommunication.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, June 16, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU as non-executive director, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.

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